STREAM COMMUNICATIONS NETWORK AND MEDIA INC.
Suite 1400 – 400 Burrard Street
Vancouver, British Columbia   V6C 3G2
Telephone: 604-669-2826   Fax: 604-669-2836

INFORMATION CIRCULAR
as at June 19, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Stream Communications Network & Media Inc. (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on July 27, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Stream Communications Network & Media Inc. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)   each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)   any amendment to or variation of any matter identified therein, and

(c)   any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

1214316.3

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)   executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)   personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be otherwise set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed June 19, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of June 19, 2006, there were 65,048,081 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at June 19, 2006 are:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Jan Rynkiewicz	11,866,595[1]	18%

(1)   This figure includes 3,557,045 shares held indirectly through Aronville Management Ltd., 276,189 shares held indirectly through CHL Ltd., 5,653,333 shares held indirectly through H & L Foundation, and 2,364,476 shares held indirectly through Trasco Ltd.

The following documents filed with the securities commissions or similar regulatory authority in Alberta and British Columbia are specifically incorporated by reference into, and form an integral part of, this information circular:

- Audited financial statements for the year ended December 31, 2005

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Secretary of the Company at Suite 1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3G2, telephone: 604-669-2826 and fax: 604-669-2836. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein, except for the special resolution to approve the adoption of new articles, which requires approval by two-thirds of the votes cast at the Meeting.

If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at six. The board has resolved that the number of directors be fixed at five. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act (*British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at June 19, 2006.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled[1]
Robert J. Wussler Chairman and Director Georgia, United States	President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries	Since May 4, 2004	Nil
Iwona Kozak Secretary and Director British Columbia, Canada	Secretary, Stream Communications Network & Media Inc.,	Since March, 1996 - June, 2002 September, 2002 - present	1,724,819
Jan Rynkiewicz President, CEO and Director Lincoln, United Kingdom	President of Castle Holdings Limited Sp. z.o.o., President of the Company since June 12, 2006	August 1997 – May 2004; January 2006 - present	11,866,595

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled[1]
Przemyslaw W. Aussenberg Director nominee Warsaw, Poland	Director of Kouri Capital Sp. z o.o, 2004 – present; Director of Hold Sp. z o.o. 2002 – present; CFO of Elektrim S.A., 2001 – 2002.	N/A	Nil
George Harvey-Bathurst Director nominee Herefordshire, England	Director of Eastnor Castle Estates Co., a private investment company	N/A	533,333

Notes:

(1) The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Biographical Information

Robert J. Wussler– Chairman of the Board and Director

Mr. Wussler is currently President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries and has more than three decades of experience in the broadcasting and telecommunications industry. The former President of both CBS Sports, and the CBS Television Network, Mr. Wussler was a co-founder of CNN, TNT and WTBS, and Senior Executive Vice President of Turner Broadcasting. Mr. Wussler was also President and CEO of Comsat Video Enterprises.

Mr. Wussler currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Onstream Media Corporation	Director	1999	Present

Jan Rynkiewicz – President and Director

Mr. Rynkiewicz graduated from the Warsaw University of Finance and Insurance with a degree in Finance and Banking. Mr. Rynkiewicz has extensive business experience in the areas of equity fundraising, mergers, acquisitions and company leadership with a specific focus on Polish enterprises. Since 1990 he has been president and a major shareholder of Castle Holdings Limited Sp. z o.o. ("CHL") in Warsaw, a private entity that provides consulting services to foreign investment funds in Poland. From 1991 to 2004 Mr. Rynkiewicz acted as a partner to "Invesco" Central Europe Assets Management of London, UK. During this partnership Invesco and CHL participated in many investment projects in Poland, including the privatization, restructuring and growth of the largest beer companies in Poland, Okocim & Zywiec, and one of the leading food companies in Poland, Pudliszki S.A., a subsidiary of Heinz (a U.S. global food company) in Central Europe. In 2001 Mr. Rynkiewicz served as a board member of Elektrim S.A., one of largest mobile phone and cable telecommunications companies in Poland at that time. From 1992 to 1999 Mr. Rynkiewicz was president of the supervisory board of Zaklady Piwowarskie Zywiec S.A., a subsidiary of the Zywiec Group, and was involved in all business development strategies of the Zywiec Group in Poland, including cooperation with strategic investors such as Heineken BV.

Mr. Rynkiewicz is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Stream Communications Network & Media Inc.	Chairman, Director	1998	2004
Capital Partners Investment Fund	President, Supervisory Board	2003	2004
Elektrim S.A.	Vice President, Supervisory Board Member	2001	2002
Mostostal Warszawa S.A.	Member of the Supervisory Board	2002	2002
Megadex S.A.	President, Supervisory Board	2002	2002
Zaklady Piwowarskie 'Żywieċ	President of Supervisory Board	1992	1999

Iwona Kozak - Director

Born in Poland, Ms. Kozak has lived in British Columbia since 1984. She graduated from the British Columbia Institute of Technology with a diploma in marketing. She has broad experience in the area of marketing and public relations. She is a co-founder and president of a division of the Canadian Polish Chamber of Commerce in British Columbia, and from 1993 to 1995 she published a magazine dedicated to economics called "Partners with Poland" and provided advisory services to Canadian companies regarding investments in Polish markets.

Ms. Kozak is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Net Soft Systems Inc.	Director	1999	2002

Przemyslaw W. Aussenberg - Director nominee

Mr. Aussenberg graduated from the Warsaw University with a degree in Business Management. Mr. Aussenberg brings over 10 years of business experience. He has been a board member of Kouri Capital since 2004. Kouri Capital is an investment boutique, a subsidiary of Warsaw Equity Holding (private equity fund). From 2003 to 2004 he was a Supervisory Board Member of a leading juice producer in Poland, Dr. Witt. Mr. Aussenberg was responsible for finance department during the restructuring of the company. Since 2002 Mr. Aussenberg has been a director of Hold A Sp., where he is responsible for assisting clients in restructuring their businesses. From 2001 to 2002 Mr. Aussenberg was a Chief Financial Officer of Elektrim S.A., an energy and telecom conglomerate listed on the Warsaw Stock Exchange. From 2000 to 2001 Mr. Aussenberg served as a Vice President and CEO of Bonair S.A., a software and hardware supplier in Poland. From 1998 to 2000 Mr. Aussenberg was a Member of the Board of Directors in TVN, where he supervised finance and sales departments. In 1999 he was a Financial Director of TVN, which is a member of ITI Group. From 1997 to 1999 Mr. Aussenberg was a Group Financial Director of ITI Poland S.A., a media conglomerate in Poland. From 1997 to 1999 he was a Member of Supervisory Board if ITI Group companies – Film Studio, a production house and Market Link, an advertising agency.

Mr. Aussenberg is, or was within the past five years, an officer and or a director of the following public companies:

Company	Positions Held	From	To
Elektrim S.A.	Chief Financial Officer	2001	2002
Bonair S.A.	Vice President & CEO	2000	2001
TVN sp. z.o.o.	Board Member	1998	2000

George Harvey-Bathurst - Director nominee

Mr. Harvey –Bathurst is a graduate of Eton College and the Royal Military Academy Sandhurst. Mr. Harvey-Bathurst has been a director of a family company, Eastnor Castle Estates Co. for 35 years. He is a private property investor and since 1984 has been a private equity investor in Poland.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, 1100-1177 West Hastings Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors based upon a recommendation of the audit committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Mandate

The primary roles and responsibilities of the Audit Committee include:

• reviewing and recommending to the Board for approval, the Company's annual financial statements and the related discussion and analysis of management;

• reviewing and approving the Company's interim financial statements (prior to their publication, filing or delivery to securityholders) and the related discussion and analysis of management;

• reviewing and approving, as prescribed, other financial information;

• evaluating and ensuring the independence of the Company's auditor;

• reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform; reviewing results of external audit activities;

• reviewing the Company's ongoing relationship with its auditor;

• reviewing and assessing regularly:

- the quality and acceptability of accounting policies and financial reporting practices used by the Company;
- any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;
- any new or pending developments, in accounting and reporting standards that may affect the Company;

• reviewing and obtaining reasonable assurance that the Company's internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;

• receiving a report on the Company's material subsidiaries concerning any material non-routine structures; reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;

• in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements; and,

• reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors.

Composition of the Audit Committee

The members of the audit committee are Messrs. Wussler, Rynkiewicz and Aussenberg. Messrs. Wussler and Aussenberg are independent members of the audit committee. All members are considered to be financially literate.

Reliance on Certain Exemptions

The Company's auditor, MacKay LLP, has not provided any material non-audit services.

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110. This exemption allows a company to have a majority of its audit committee members to be independent rather than 100% of its members, as would otherwise be required by MI 51-110.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by MacKay LLP to the Company to ensure auditor independence. Fees incurred with MacKay LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2005	Fees Paid to Auditor in Year Ended December 31, 2004
Audit Fees[1]	$65,000 for audit services and $5,031 for disbursements	$60,000 for audit services and $7,665 for disbursements
Audit-Related Fees[2]	Nil	Nil
Tax Fees[3]	Nil	Nil
All Other Fees[4]	Nil	Nil
Total	**$70,031**	**$67,665**

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax

planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)   "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 *Corporate Governance Guidelines*, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 *Disclosure of Corporate Governance Practices*, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1.   Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The board facilitates its independent supervision over management in several ways, including by holding regular meetings without the presence of management, by retaining independent consultants where it deems necessary, and by reviewing corporate developments with larger shareholders, analysts and potential industry partners.

The independent members of the Board of Directors of the Company are Messrs. Wussler and Aussenberg. A nominee, George Harvey-Bathurst, is also independent.

The non-independent directors are Jan S. Rynkiewicz and Iwona Kozak.

2.   Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's assets, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

3.   Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4.   Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

5. Other Board Committees

The Board also has a Compensation Committee whose members are Robert W. Wussler, Jan S. Rynkiewicz and Iwona Kozak, and a Corporate Governance Committee, whose members are Przemyslaw Aussenberg, Jan. S. Rynkiewicz and Iwona Kozak.

6. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving in such position at the end of the most recently completed financial year end.

During the Company's financial year ended December 31, 2005, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $732,372.

The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Iwona Kozak	2005	104,895	50,000	61,851	250,000	Nil	Nil	Nil
	2004	95,832	Nil	49,507	250,000	Nil	Nil	Nil
	2003	95,832	Nil	10,278	440,000	Nil	Nil	Nil
Casey Forward	2005	96,000	Nil	2,387	400,000	Nil	Nil	Nil
	2004	95,832	Nil	101,166	400,000	Nil	Nil	Nil
	2003	93,000	Nil	2,343	250,000	Nil	Nil	Nil
Stan Lis	2005	66,895		240,444	600,000			
	2004	119,790		209,224	600,000			
	2003	119,790		14,614	630,000			

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

An aggregate of 550,000 options were granted to the Named Executive Officers during the financial year December 31, 2005 and no options were exercised by the Named Executive Officers during the financial year December 31, 2005. No unexercised options were in-the-money as at December 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

As of the end of the most recent financial year, the Company had a written agreement with Iwona Kozak for her services as President of the Company providing for an annual salary of $120,000 per annum for period of five years. In addition to annual salary, she was entitled to a bonus in the absolute discretion of the Board of Directors of up to 50% of her basic salary and a car lease of up to $900 per month. The contract provided for Ms. Kozak to receive salary that would be payable for the balance of the term if her contract were terminated under certain circumstances before August 15, 2010. Effective June 12, 2006, Ms. Kozak stepped down as President in favour of Mr. Rynkiewicz, and her contract was terminated in accordance with the change of control provisions. The parties negotiated a termination payment to Ms. Kozak of $125,000 in cash to be paid over a year (in four equal payments) and the issuance to her of 1,624,819 shares of the Company in lieu of the balance of $375,000 provided for under the contract.

Compensation of Directors

Iwona Kozak and Jan S. Rynkiewicz are both paid an annual fee of US$15,000 as a base director's fee and an additional fee of US$1,500 per board meeting held outside their place of residency. The Chairman Robert Wussler is paid a base director's fee of US$35,000 and an additional fee of US$1,500 per board meeting held outside his place of residency.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is a fixed 20% option plan last approved by shareholders on June 29, 2005 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 7,992,212 Shares under the Plan.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders – share option plan (the Plan)	3,060,000	US$0.60	4,932,212
Equity compensation plans not approved by securityholders	None	n/a	n/a
Total	3,060,000	US$0.60	4,932,212

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

Adoption of New Articles

The Articles of a company, among other things, set out rules for the conduct of its business and affairs. The Company wishes to adopt new articles (the "New Articles") so as to be able to take further advantage of some of the provisions of the BCA that the existing articles of the Company (the "Existing Articles") do not.

The New Articles in their proposed amended form are available for inspection during regular business hours for the period before the Meeting at the Company's registered and records office at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7. A copy of the New Articles will be available at the Meeting and they are also described in this Information Circular. Set out below is a discussion of certain changes proposed under the New Articles.

Alteration of Authorized Share Structure; Special Rights and Restrictions

The New Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles relating to the authorized share structure is an ordinary resolution of the shareholders. The Existing Articles require a special resolution. The New Articles also provide that the attachment, variation and deletion of special rights and restrictions must be authorized by ordinary resolution. The Existing Articles require a special resolution.

Change of Name

The New Articles provide that the Company may by directors' resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name. The Existing Articles require a special resolution.

Place of Shareholders' Meetings

Under the Existing Articles and the BCA, the Company must either get shareholder approval to hold a meeting outside British Columbia or obtain the consent of the registrar to holding a meeting outside British Columbia. The New Articles provide that shareholders' meetings may be held at such place as is determined by the directors.

Accordingly, shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

> "Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the *Business Corporations Act* (British Columbia) and that such new form of Articles not take effect until this resolution is received for deposit at the records office of the Company."

The Board of Directors recommends that shareholders vote in favour of the special resolution to adopt the New Articles. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the resolution being received for deposit at the records office of the Company.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereof will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Copies of documents incorporated by reference may be obtained on SEDAR under the Company's profile at www.sedar.com and upon request from the Company's Secretary at Suite 1400 – 400 Burrard Street, Vancouver, BC V6C 3G2, telephone number: 604-669-2826 or fax number: 604-669-2836.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, June 28, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Jan Rynkiewicz"

Jan Rynkiewicz
President, CEO and Director